Exhibit 3.02

AMENDMENT TO BYLAWS ADOPTED BY UNANIMOUS WRITTEN CONSENT OF DIRECTORS AND BY VOTE OF A MAJORITY OF SHAREHOLDERS

The following provision is added as Article II, Section 12 of the Bylaws of the Corporation:

Corporate action that requires the approval of the Shareholders, other than the election of directors, may be effectuated by the written consent of the holders of shares having not less than the minimum number of votes necessary to authorize the action at a shareholders meeting.